UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

INFOBLOX INC.

(Name of Subject Company)

INFOBLOX INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45672H104

(CUSIP Number of Class of Securities)

Jesper Andersen

President and Chief Executive Officer

Infoblox Inc.

3111 Coronado Drive

Santa Clara, California 95054

(408) 986-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew P. Quilter, Esq. David K. Michaels, Esq. William L. Hughes, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Stephen Yu Executive Vice President and General Counsel Infoblox Inc. 3111 Coronado Drive Santa Clara, California 95054 (408) 986-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Infoblox Inc. (the “Company”) with the Securities and Exchange Commission on October 7, 2016 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by India Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Delta Holdco, LLC (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value of $0.0001 per share (the “Shares”), at a purchase price equal to $26.50 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Merger Sub dated October 7, 2016, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.    Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By amending and restating the fifth through eighth sentences of the first paragraph under the subsection heading entitled “U.S. Antitrust Laws” on page 54 of the Schedule 14D-9 as follows:

“Parent and the Company each filed a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Department of Justice Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on September 30, 2016, and on October 13, 2016, Parent and the Company received notice that the FTC granted early termination of the applicable waiting period. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The joint press release announcing the early termination of the waiting period under the HSR Act is attached as Exhibit (a)(1)(I) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Parent on October 14, 2016, and is incorporated herein by reference.”

•	By inserting after the subsection titled “Annual and Quarterly Reports” a new subsection entitled “Certain Litigation” and the disclosure set forth below:

“On October 10, 2016, Jamie Dorn, a purported stockholder of the Company, filed a putative stockholder class action complaint in the Court of Chancery of the State of Delaware against the individual members of the Board, captioned Jamie Dorn v. Jesper Andersen, et. al., Case No. 12817-VCG. On October 12, 2016, Thuan Lam, a purported stockholder of the Company, filed a similar putative stockholder class action complaint in the Court of Chancery of the State of Delaware against the individual members of the Board, captioned Thuan Lam v. Jesper Andersen, et. al., Case No. 12823-VCG. The complaints in these actions allege, among other things, that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Transactions, that the Transactions do not appropriately value the Company and were the result of a flawed sale process, that the Merger Agreement includes preclusive deal terms and that the Schedule 14D-9 omitted or misstated material information. The complaints seek, among other things, an order enjoining defendants from consummating the Transactions, money damages and an award of attorneys’ and experts’ fees. Because both actions are in their early stages, it is not possible to determine the potential outcome of either lawsuit or to make any estimate of probable losses at this time. The Board believes that the claims asserted in the lawsuits are without merit and intends to vigorously defend against both actions. A negative outcome in either of the actions could have a material adverse effect on the Company if it results in preliminary or permanent injunctive relief or rescission of the Merger Agreement.

The foregoing description is qualified in its entirety by reference to the complaints which are attached as Exhibit (a)(5)(A) and (a)(5)(B), respectively, to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Parent on October 14, 2016.”

Item 9.    Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(J)	Joint Press Release issued by Parent and the Company on October 14, 2016 (incorporated by reference to Exhibit (a)(1)(I) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on October 14, 2016).

(a)(5)(K)	Class Action Complaint dated October 10, 2016 (Jamie Dorn v. Jesper Andersen, et al., Case No. 12817-VCG) (incorporated by reference to Exhibit (a)(5)(A) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on October 14, 2016).

(a)(5)(L)	Class Action Complaint dated October 12, 2016 (Thuan Lam v. Jesper Andersen, et. al., Case No. 12823-VCG) (incorporated by reference to Exhibit (a)(5)(B) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on October 14, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Dated:    October 14, 2016

INFOBLOX INC.

By:	/s/ JANESH MOORJANI
Name:	Janesh Moorjani
Title:	Chief Financial Officer